March 28, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

RE:	CVS Caremark Corporation

Form 10-K for the fiscal year ended December 29, 2007

Filed February 27, 2008

File Number: 001-01011

Dear Mr. Rosenberg:

By this letter, CVS Caremark responds to the comment letter of the staff dated March 14, 2008 on the above referenced filing. For your convenience, we have reproduced the staff’s comment immediately preceding each CVS Caremark response. As requested, CVS Caremark acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exhibit 13

Liquidity and Capital Resources, page 28

1.	The table of contractual obligations should include interest on long-term debt. Please provide us a revised table that includes the interest on long-term debt as well as a revised note to the table that explains this inclusion.

As requested, following is a revised table of our contractual obligations. The information added to our existing disclosure in response to your comments has been highlighted for your convenience:

Following is a summary of our significant contractual obligations as of December 29, 2007:

	Payments Due by Period
In millions	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
Operating leases	$22,090.6	$1,584.5	$3,202.8	$2,918.7	$14,384.6
Long-term debt	8,251.7	45.5	2,402.4	1,802.7	4,001.1
Interest payments on long-term debt (1)	3,429.0	479.1	721.3	636.8	1,591.8

Other long-term liabilities reflected in our consolidated balance sheet	398.8	77.0	235.4	22.5	63.9
Capital lease obligations	145.1	1.6	4.1	5.5	133.9

	$34,315.2	$2,187.7	$6,566.0	$5,386.2	$20,175.3

(1)	Interest payments on long-term debt are calculated based on outstanding balances and interest rates in effect on December 29, 2007.

Critical Accounting Policies, page 31

Self-Insurance Liabilities, page 33

2.	Your disclosure here as well as in other portions of the document makes reference to the use of an independent actuary in connection with your reserve balances. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary.

Our reference to independent actuaries in our critical accounting policy disclosure on page 33 was made solely to describe the process we use each reporting period to evaluate our reserve balances. In response to your comment, we will revise this disclosure to remove all references to independent actuaries. Please note we were unable to locate any other references to independent actuaries in this filing.

1. Revenue Recognition, page 46

Medicare Part D, page 47

3.	It appears that your accounting for the subsidies received from CMS related to the member responsibility amounts differs from the accounting for the insurance premiums and beneficiary premiums. Please revise your disclosure to clarify the reason for the different accounting and discuss how the receipt and payment activity related to the CMS subsidies are accumulated and recorded in the balance sheet.

In response to your comment, we will replace the Medicare Part D section of our existing revenue recognition accounting policy disclosure in its entirety with the following Medicare Part D Insurance Premiums section. All of the PSS’ other significant revenue sources are included in our existing disclosures:

Medicare Part D Insurance Premiums ~ The PSS began participating in the Federal Government’s Medicare Part D program as a Prescription Drug Plan (“PDP”) on January 1, 2006. The PSS’ net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with the Centers for Medicare and Medicaid Services (“CMS”). The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, but is subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially deferred in accrued expenses and are then recognized in net revenues over the period in which members are entitled to receive benefits.

Please see Note 7 for additional information about Medicare Part D.

2. Business Combinations, page 51

Caremark Merger, page 51

4.	Please revise your disclosure to include a description of the factors that contributed to the purchase price that resulted in the recognition of goodwill in accordance with paragraph 51(b) of SFAS 141.

As requested, following is a revised first paragraph of the Caremark Merger disclosure. The information added has been highlighted for your convenience:

Caremark Merger

Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended (the “Merger Agreement”), Caremark Rx, Inc. (“Caremark”) was merged with and into a newly formed subsidiary of CVS Corporation, with the CVS subsidiary continuing as the surviving entity (the “Caremark Merger”). The Company believes CVS and Caremark are complementary companies and the combined company can be operated more efficiently than either company could have been operated on its own. The combined company is expected to benefit from its ability to provide efficient cost-management solutions to health plan sponsors and innovative programs to consumers, including expanded choice, improved access and more personalized service. Following the merger, the Company changed its name to CVS Caremark Corporation.

Under the terms of the Merger Agreement, Caremark shareholders received 1.67 shares of common stock, par value $0.01 per share, of the Company for each share of common stock of Caremark, par value $0.001 per share, issued and outstanding immediately prior to the effective time of the merger. In addition, Caremark shareholders of record as of the close of business on the day immediately preceding the closing date of the merger received a special cash dividend of $7.50 per share.

The merger was accounted for under SFAS No. 141, “Business Combinations” using the purchase method of accounting. Under the purchase method of accounting, CVS Corporation is considered the acquirer of Caremark for accounting purposes and the total purchase price will be allocated to the assets acquired and liabilities assumed from Caremark based on their fair values as of March 22, 2007. Under the purchase method of accounting, the total consideration was approximately $26.9 billion and includes amounts related to Caremark common stock ($23.3 billion), Caremark stock options ($0.6 billion) and the special cash dividend ($3.2 billion), less shares held in trust ($0.3 billion). The consideration associated with the common stock and stock options was based on the average closing price of CVS common stock for the five trading days ending February 14, 2007, which was $32.67 per share. The difference between the total consideration paid (discussed above) and the amounts allocated to the assets acquired and liabilities assumed (discussed below) has been recognized as goodwill in the accompanying consolidated balance sheets. The results of the operations of Caremark have been included in the consolidated statements of operations since March 22, 2007.

Following is a summary of the estimated assets acquired and liabilities assumed as of March 22, 2007. This estimate is preliminary and based on information that was available to management at the time the consolidated financial statements were prepared. Accordingly, the allocation will change and the impact of such changes could be material.

Estimated Assets Acquired and Liabilities Assumed as of March 22, 2007 (In millions)
Cash and cash equivalents	$1,293.4
Short-term investments	27.5
Accounts receivable	2,472.7
Inventories	442.3
Deferred tax asset	95.4
Other current assets	31.4

Total current assets	4,362.7

Property and equipment	209.7
Goodwill	20,853.0
Intangible assets (1)	9,429.5
Other assets	67.1

Total assets acquired	34,922.0

Accounts payable	960.8
Claims and discounts payable	2,430.1
Accrued expenses (2)	991.6

Total current liabilities	4,382.5

Deferred tax liability	3,595.7
Other long-term liabilities	93.2

Total liabilities	8,071.4

Net assets acquired	$26,850.6

(1)	Intangible assets include customer contracts and relationships ($2.9 billion) with an estimated weighted average life of 14.7 years, proprietary technology ($109.8 million) with an estimated weighted average life of 3.5 years, favorable leaseholds ($12.7 million) with an estimated weighted average life of 6.2 years, covenants not to compete ($9.0 million) with an estimated average life of 2 years and trade names ($6.4 billion), which are indefinitely lived.

(2)	Accrued expenses currently include $49.5 million for estimated severance, benefits and outplacement costs for approximately 240 Caremark employees that have been or will be terminated. The amount accrued and the number of employees affected may continue to increase as exit plans are finalized and communicated. As of December 29, 2007, $48.1 million of the liability has been settled with cash payments. The remaining liability will require future cash payments through 2008. Accrued expenses also include $1.4 million for the estimated costs associated with the non-cancelable lease obligation of one location. As of December 29, 2007, $0.5 million of the liability has been settled with cash payments. The remaining liability will require future cash payments through 2008.

We appreciate your comments and propose to include the revised disclosures in future filings, as appropriate, beginning with our Form 10-Q for the quarterly period ended March 29, 2008.

If you have any questions or comments, please do not hesitate to contact me at 401-770-3660 or Doug Sgarro at 401-770-5415.

Very truly yours,

/s/ David B. Rickard

David B. Rickard

Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Cc:	Douglas A. Sgarro

Executive Vice President and Chief Legal Officer